MODERN RENEWABLE TECHNOLOGIES, INC.
13520 Oriental St, Rockville, Md 20853
Telephone: 202-536-5191

May 12, 2010
Ms. Susan Reilly, Attorney
Securities and Exchange Commission
Telephone: 202-551-3236

RE: Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
Form 10k for Fiscal Year Ended August 31, 2009

Dear Ms. Reilly:

Please see the responses to your comments below:

Form 10K for the Year Ended August 31, 2009

General

1.
The signatures in the Forms 10-Q reveal there was a change in president and principal executive officer since you filed the Form 10-K on December 15, 2009. Please file a Form 8-K, Item 5.02 to report the change in management, or tell us why you are not required to do so.

We have filed Form 8-K as per your request.

Business, page 3

2.
The first seven paragraphs of you Business disclosure on pages three and four provide details regarding discontinued business operations or operations regarding non-binding letters of intent that were subsequently withdrawn. The rest of the page four addresses the industry, competition and employees focusing on a planned business and memorandum of understanding with EcoBlu, including the distribution of “green building products in the Caribbean, Central and South American markets”. However, on page nine you state that you are a full service audio visual integration firm serving the education, government and commercial marketplace. Please revise to reconcile the apparent inconsistency, and clarify up front your current business activities. Details regarding discontinued operations should appear elsewhere than at the front, and details regarding previously identified potential business opportunities that have been abandoned do not appear to be appropriate disclosure. Please revise accordingly.

We have revised the sections accordingly and reconciled the inconsistencies.

Certain Relationships and Related Transactions, page 30

3.
We note the statement on page 10 that you owe related parties a total of $407,913, an amount that appears to involve agreements or arrangements that are not discussed in this section. We also note the statement on page 22 that you borrowed “various funds from the finance manager to the company, all of which are unsecured and subject to interest at 10% per annum”. However, you do not address that arrangement in this section. Please revise to disclose the parties, specific amounts and material terms of all related person transactions.

We have disclosed in detail the breakdown of the amounts owing to related parties of $407,913 in the sections requested.

Signatures

4.	Please include the signature of your controller or principal accounting officer. See Instruction D(2)(b) to Form 10K.

Signature of controller included in the amended Form 10K

Sincerely,
Modern Renewable Technologies, Inc.

/s/ Randy White
Randy White
Principal Executive Officer